# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0002057997
Persons authorized to receive notices and communications: You In Soo CEO, Room 613, Digital-ro 130, 6F Geumcheon-gu, Seol, Korea Republic Of (M5), 08580, 82-70-7600-7007

## Reporting persons
- Inscobee Inc. (CIK 0002057997): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 2,099,747; shared voting power 0; sole dispositive power 2,099,747; shared dispositive power 0; aggregate amount beneficially owned 2,099,747 (16.7% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of common stock, par value
  $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer") outstanding as of February 26, 2026, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14C filed on February 27, 2026 (the "Definitive 14C").
- Apimeds Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 4,316,618; shared voting power 0; sole dispositive power 4,316,618; shared dispositive power 0; aggregate amount beneficially owned 4,316,618 (34.3% of the class)
  Comment: (1) The percentage in Row 13 is based on 12,575,983 shares of Common Stock outstanding as of February 26, 2026, as reported by the Issuer in the Definitive 14C

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 100 Matawan Road, Suite 325, Matawan, New Jersey (NJ), 07747
Comment: This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on May 19, 2025 (the "Original Schedule 13D") and Amendment No. 1 to Schedule 13D filed on January 26, 2026 (the "Amendment No. 1") by Inscobee Inc. ("Inscobee") and Apimeds Inc. ("Apimeds Korea" and together with Inscobee, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 2.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 2.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 2.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 2.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 2.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Amendment No. 1 is hereby amended and restated as follows:

The information reported in Item 3 of the Original Schedule 13D is incorporated by reference into this Item 4.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes.

As reported in Amendment No. 1, on December 1, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Apimeds Merger Sub, Inc., wholly owned subsidiary of the Issuer, and MindWave Innovations Inc. ("MindWave"), pursuant to which on such date, Apimeds Merger Sub, Inc. merged with and into MindWave resulting in MindWave becoming a wholly owned subsidiary of the Issuer (the "Merger"), as reported in a Current Report on Form 8-K (the "Original 8-K") filed with the SEC on such date. On December 10, 2025, the Issuer filed an amendment to the Original 8-K (the "Amended 8-K") to clarify that the Merger Agreement contained certain scrivener's errors as described therein. Pursuant to the Merger Agreement, at the closing of the Merger, the stockholders of MindWave received as consideration for the Merger 7,477,017 shares of Series A convertible preferred stock, par value $0.01 per share of the Issuer (the "Series A Preferred Stock"), which when converted to Common Stock would equal to 90.9% of the total issued and outstanding Common Stock of the Issuer on a fully-diluted basis. The shares of Series A Preferred Stock will automatically convert into shares of Common Stock on the date that is the later of (i) the date that the stockholders of the Issuer approve the issuance of the shares of Common Stock upon the conversion of the Series A Preferred Stock in compliance with NYSE American LLC ("NYSE") listing rules, and (ii) the date on which NYSE has approved any required new listing application, including any resulting from a change in control or Reverse Merger (as defined in Section 341 of the NYSE American Company Guide). In connection with the Merger Agreement, also on December 1, 2025, the Reporting Persons entered into a stockholder support agreement and lock-up agreement (the "Support & Lock-Up Agreement") with the Issuer and MindWave, and voting agreements (the "Voting Agreements") with the Issuer, as described more fully in Item 6 below.

On February 27, 2026, the Issuer filed the Definitive 14C with respect to, among other things, the approval of the issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock by the written consent of stockholders holding a majority of the voting power of the Issuer as of February 26, 2026, noting that such stockholder approval would become effective on March 25, 2026, twenty (20) calendar days after the date on which the Definitive 14C was first sent or mailed to the stockholders of record of the Issuer.

As previously reported, the Reporting Persons have engaged in discussions with representatives of the Issuer, including the Issuer's executive officers and board of directors (the "Board"), and the management of MindWave regarding the Merger transaction, including MindWave's purported ownership of certain digital assets, including requesting that the Issuer provide Inscobee access to books and records of the Issuer to investigate potential wrongdoing by the Board and the Issuer's executive officers in connection with the Issuer's entry into the Merger Agreement, the consummation of the Merger and the transactions that were contemplated and/or were effectuated thereby, as well as with respect to the Support & Lock-Up Agreement and the Voting Agreements.

As of the date of this Amendment No. 2, the Issuer has provided certain documentation to the Reporting Persons following such requests, however, the provided documentation has failed to adequately address the Reporting Persons' concerns regarding the validity of the representations made re: Mindwave's ownership of certain digital assets and the consummation of the Merger. Based on these discussions with the Issuer and its counsel, the Reporting Persons believe that despite the Reporting Persons objections to the Merger-related actions, the Issuer relied upon the Support & Lock-Up Agreement and Voting Agreements to vote the Reporting Persons' shares in favor of the stockholder proposals.

As a result, on March 20, 2026, the Reporting Persons, along with certain other stockholders of the Issuer who together beneficially own no less than 66.66% of the outstanding voting power of the Issuer (the "Majority Stockholders"), delivered an Action by Written Consent of the Stockholders of the Issuer pursuant to Sections 141(k) and 228(a) of the General Corporation Law of the State of Delaware and Section 13 of the Amended and Restated Bylaws of the Issuer (the "Bylaws") pursuant to which, effective immediately as of the delivery of the consent, the Majority Stockholders approved an amendment to the Bylaws to provide that a majority of the stockholders of the Issuer may appoint directors in the event a vacancy is created and that amendments to the Bylaws may be approved by the holders of a majority of the voting power of the shares of capital stock of the Issuer, removed all of the members of the Board of the Issuer and appointed three individuals designated by the Majority Stockholders to serve as new members of the Board of the Issuer. The Reporting Persons expect the newly appointed members of the Board will take various actions including to, among other things, verify Mindwave's ownership of certain digital assets, review the financial records of the Issuer following December 1, 2025 to date, and explore the Issuer's options with respect to the conversion of the Series A Preferred Stock and issuance of any Common Stock to former shareholders of Mindwave.

Promptly following the appointment of the new members of the Board, the new members of the Board convened a meeting of the Board to discuss several material changes to the management and business operations of the Issuer including, but not limited to, the removal of the current Chief Executive Officer of the Issuer and the appointment of his replacement, the removal of the Chief Financial Officer of the Issuer, proposals of new business initiatives and operations, including pursuing strategic opportunities such as joint ventures with other Korean companies to expand the current business of the Issuer into Korean cosmetics, photo booth platform business and e-commerce markets. The Reporting Persons expect that the new directors will convene one or more additional meetings of the Board in the near-term to, among other items, appoint a new Chief Financial Officer and further discuss these anticipated changes to the business of the Issuer and that the new directors will cause the Issuer to promptly make any required disclosures with respect to these actions via one or more Current Reports on Form 8-K.

The Reporting Persons reserve the right to seek additional extraordinary corporate action, including but not limited to, commencement of litigation with respect to, including, but not limited to, actions related to the Merger and related agreements and the appointment of additional members of the Board or executive officers of the Issuer.

As of the date of this Amendment No. 2, the Reporting Persons constitute the majority stockholders of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Persons currently have no additional plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. Each Reporting Person intends to review from time to time its investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. In addition to the discussion disclosed above, each Reporting Person may from time to time engage in further discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and each Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5(a) is not being amended by this Amendment No. 2.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Common Stock beneficially owned by a Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 is not being amended by this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Stockholder Written Consent.

## Signatures
- Inscobee Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (03/20/2026)
- Apimeds Inc.: /s/ You In Soo, You In Soo, Chief Executive Officer (03/20/2026)